Exhibit 99.1

HQ/CS/CL.24B/15110

15 May 2013

Sir,

Sub: Tata Communications Limited announces its intention to delist from the New York Stock Exchange

Pursuant to Clause 36 of the Listing Agreement with Indian Stock Exchanges, this is to inform you that the Board of Directors of Tata Communications Limited (“TCL”) at their meeting held on 15 May 2013 has approved delisting of TCL’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (“NYSE”) and to terminate its ADR program. The Press Release in this regard being issued today is attached herewith.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765  Fax 91 22 6725 1962  website www.tatacommunications.com

For immediate release	PRESS RELEASE

Rozzyn Boy Corporate Communications +44 77808 80880 rozzyn.boy@tatacommunications.com

Tata Communications Limited announces its intention to delist from the New York Stock Exchange

New York (NYSE) & Mumbai (BSE) - May 15th, 2013 - Tata Communications Limited (the “Company”) (NYSE: TCL) announces its intention to delist its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (“NYSE”) and to terminate its ADR program.

Tata Communications will concentrate all trading of its ordinary shares on the Bombay Stock Exchange (BSE) and the National Stock Exchange of India Limited in India and will be terminating its current ADR program. The Company’s Board of Directors has taken into account the recent low trading volume of its ADSs on the NYSE, the upcoming date for compliance with the Securities and Exchange Board of India (“SEBI”) mandate on minimum public shareholding and the associated costs of maintaining the listing and related obligations.

The Company intends to file a Form 25 with the SEC to effect the delisting from the NYSE on or about May 28th, 2013. The delisting will become effective 10 days after such filing. Tata Communications will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as it can terminate its registration under the Exchange Act.

The Company further announces that, subject to the delisting becoming effective, it will amend the deposit agreement pursuant to which the ADRs were issued (the “Deposit Agreement”) and terminate the Deposit Agreement and its ADR program. The amendment will require the Depositary to sell the ordinary shares of the Company underlying any ADRs that remain outstanding as soon as practicable after the date that is 30 days after termination of the ADR program becomes effective, on or about August 14th, 2013.

Holders of the Company’s ADRs will have until at least August 13th, 2013 to decide whether to retain their interest in the ordinary shares of the Company. At any time prior to August 13th, 2013, ADR holders may surrender their ADRs in exchange for the underlying ordinary shares of the Company. As soon as practicable on or after August 14th, 2013, the Depositary will sell the ordinary shares underlying any ADRs that have not theretofore been surrendered. The Depositary shall thereafter hold un-invested the net proceeds of any such sale, for the pro-rata benefit of the holders of any such outstanding ADRs.

Vinod Kumar, Tata Communications’ Managing Director and Chief Executive Officer, says, “Tata Communications has derived a number of important benefits from its NYSE listing since 2000 including the financial reporting discipline we have implemented to comply with U.S. reporting company requirements. The Company is committed to continuing the highest standards of corporate governance and internal controls and will continue to be subject to the comprehensive reporting and governance requirements of the Indian Exchanges. Our decision to delist, deregister and terminate our ADR program was the result of several factors, including the fact that our ADR program had not developed the trading volumes or liquidity we had initially hoped when we listed. In addition, the soon-to-be effective SEBI guidelines on “minimum public shareholding” was a crucial factor in our decision since, under SEBI’s guidelines, ADRs are not to be considered when calculating the percentage of public shareholding. After considering all the issues very carefully, the Company’s Board came to the conclusion that this decision is the right move for the Company at this stage in its evolution.”

For immediate release	PRESS RELEASE

The Company’s decision to delist from the NYSE, deregister with the SEC and terminate its ADR program does not call into question the Company’s strategic vision for the US which has been one of its core markets in its overall global strategy and will continue to be so moving forward.

Ends…

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network, with connectivity to more than 200 countries and territories across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited) Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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